Exhibit 11

Statement re Computation of Per

Share Earnings

FutureFuel computes earnings per share using the two-class method in accordance with ASC 260, Earnings Per Share. The two-class method is an allocation of earnings between the holders of common stock and a company’s participating security holders. FutureFuel’s outstanding nonvested shares of restricted stock contain non- forfeitable rights to dividends and, therefore, are considered participating securities for purposes of computing earnings per share pursuant to the two-class method. FutureFuel had no other participating securities at December 31, 2017, 2016, or 2015.

Contingently issuable shares associated with outstanding service-based restricted stock units were not included in the earnings per share calculations for the years ended December 31, 2017, 2016 and 2015, as the vesting conditions had not been satisfied.

	For the twelve months ended December 31:
	2017	2016	2015
Numerator:
Net income	$23,511	$56,341	$46,421
Less: distributed earnings allocated to non-vested stock	(6)	(377)	(66)
Less: undistributed earnings allocated to non-vested restricted stock	(21)	264	(237)
Numerator for basic earnings per share	$23,484	$56,228	$46,118
Effect of dilutive securities:
Add: undistributed earnings allocated to non-vested restricted stock	21	(264)	237
Less: undistributed earnings reallocated to non-vested restricted stock	(21)	264	(237)
Numerator for diluted earnings per share	$23,484	$56,228	$46,118
Denominator:
Weighted average shares outstanding – basic	43,676,171	43,542,785	43,432,149
Effect of dilutive securities:
Stock options and other awards	9,408	4,753	13,581
Weighted average shares outstanding – diluted	43,685,579	43,547,538	43,445,730

Basic earnings per share	$0.54	$1.29	$1.06
Diluted earnings per share	$0.54	$1.29	$1.06

Certain options to purchase FutureFuel's common stock were not included in the computation of diluted earnings per share for years ended December 31, 2017, 2016 and 2015 because they were anti-dilutive in the period. The weighted number of options excluded on this basis was 7,500, 65,000 and 97,500, respectively.